August 29, 2014

Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C.  20549

Attention:	Robert F. Telewicz, Jr.
Senior Staff Accountant
Division of Corporation Finance

Re:	Investors Real Estate Trust
Form 10-K for the year ended April 30, 2013 Filed on July 1, 2013
File No. 001-35624

Dear Mr. Telewicz:
Following are our responses to the additional comment regarding the above-referenced filing of Investors Real Estate Trust (the "Company") provided in your letter, dated August 8, 2014, on behalf of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to Ms. Diane Bryantt, Chief Financial Officer of the Company. For convenience, we have repeated the Commission's captions and comment (bolded), followed by our response.
Form 10-K for the fiscal year ended April 30, 2013
Item 2. Properties, page 22
Summary of Individual Properties Owned as of April 30, 2013, page 24
1.
We have considered your response to our prior comment.  We remain unclear why certain properties with physical occupancy below 50% as of April 30, 2013 were not tested for impairment.  Please explain to us in greater detail why you did not consider low occupancy rates to be an impairment indicator in accordance with ASC Topic 360-10-35-21.

In accordance with ASC 360, the Company reviews its long-lived assets for impairment when changes in circumstances or triggering events indicate that the carrying amount of the asset may not be recoverable.  Judgments regarding the existence of any impairment indicators (also called impairment triggers) are based on many relevant and important factors.  Those factors include, among others, market conditions, expected holding periods, events that affect the financial strength of significant tenants and operational performance.  One component of one of those factors – operational performance – is a property's occupancy rate.
Based on its considerable leasing experience across its five segments, the Company does not believe that a relatively low occupancy rate alone at any given time is an impairment indicator primarily because in many

Securities and Exchange Commission
August 29, 2014

cases other factors may suggest the relatively low occupancy rate is temporary and not indicative of a significant decrease in the value of the property or even a significant diminution in its future financial prospects.  Conversely, the Company also believes that just as a relatively low occupancy rate by itself at a point in time is not itself an impairment indicator, a high occupancy rate does not guarantee that an impairment indicator does not exist.  A property may be 100% occupied and still have events and circumstances that indicate that the carrying value may not be recoverable, such as a pending lease expiration for space that the Company believes will be a challenge to re-lease or a change in market conditions causing leases to renew at lower rates.  In such situations, an undiscounted cash flow analysis may be performed well in advance of the occupancy rate dropping below 50%.
When a property's occupancy rate is below 60% at the end of a fiscal quarter, Company policy requires an analysis of that property to determine whether an impairment indicator is present.  As part of that analysis, the Company carefully considers the property's occupancy rate and the other component of the property's operational performance (specifically, net operating income) as well as other factors, some of which are mentioned above.  If, as a result of that analysis, the Company does not believe that an impairment indicator is present, the Company does not conduct impairment testing of the analyzed asset.

In accordance with the Company's policy, and as set forth in detail on pages 1 through 8 of the Company's response letter to the Staff, dated May 9, 2014 (the "May 9 Letter"), the Company conducted an impairment analysis on each of the 13 properties whose occupancy rates were below 50% at April 30, 2013.  As also set forth in the May 9 Letter, the Company concluded from its analyses that for eight of the 13 properties impairment indicators were noted so impairment testing was required and that for five of the 13 properties no impairment indicators were noted so no impairment testing was required.  The May 9 Letter sets forth in detail the results of the impairment analyses and the impairment tests done on the properties.

ASC 360-10-35-21 states that impairment testing must be performed "whenever events or changes in circumstances indicate that [an asset group's] carrying amount may not be recoverable," and sets forth six examples of such events or changes in circumstances.  In accordance with ASC 360-10-35-21, if an impairment analysis reveals the presence of any of those events or changes in circumstances, then impairment testing is also required.  The Company believes that the list of six examples is not exhaustive and that there can be other impairment indicators the presence of which would require impairment testing.  However, as further described below with respect to each of the six examples of impairment indicators set forth under ASC 360-10-35-21, the Company believes that a relatively low occupancy rate at a property does not in and of itself mean that an impairment indicator is present.

a.    A significant decrease in the market price of a long-lived asset (asset group)

A relatively low occupancy rate does not, by itself at a point in time, indicate a decrease in the market price of an asset.  The Company operates in five segments, one of which is a multi-family segment and four of which are different commercial segments (office, medical, industrial and retail).  The multi-family properties have numerous tenants in each property under one-year leases. The commercial segments primarily consist of properties with multiple tenants under longer term (5-10 year) leases.  Each of the Company's properties has an asset manager, an employee of the Company, who is primarily responsible for monitoring lease expirations for the property and market conditions for comparable properties in the same geographic area.  In the normal course of business, tenant turnover is common at the Company's properties.  In some instances when a property's market conditions are favorable (that is, when rents are increasing or there is tenant interest in a property, as evidenced by broker showings or an outstanding letter or letters of intent to lease vacant space in the property), a relatively low

Securities and Exchange Commission
August 29, 2014

occupancy rate may be temporary, lasting for just a few months, or rents may be raised, thereby providing increased cash flow from the property.  In the Company's experience, it is rare that a low occupancy rate in the short-run results in a significant decrease in the market price of a property.  In some instances, however, when a property's market conditions are less favorable (that is, when rents are decreasing and tenant concessions are increasing, or there has been no recent tenant interest shown in the property), a relatively low occupancy rate may last for a longer period, or rents may be reduced and concessions increased, either or both of which may eventually lead to a decrease in the market price of the property.
Per Company policy, when a property's occupancy rate is below 60% at quarter end, the asset manager of the property assesses with Company management whether the property's market conditions are favorable or less favorable, to determine whether the market price of the property may have significantly decreased.  If it is determined that the current market conditions are less favorable, then the Company determines that an impairment indicator exists and conducts impairment testing by preparing an undiscounted cash flow analysis of the property.  If, on the other hand, new tenants have been signed or market conditions are favorable, then, without the presence of other factors, the Company determines that an impairment indicator does not exist and, accordingly, does not conduct impairment testing.
b.	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition
A relatively low occupancy rate does not, by itself, indicate a change in manner of use or physical condition of the asset.  However, in some instances, a relatively low occupancy rate could lead the Company's investment committee (members of management who review overall portfolio strategy) to determine that the property should be redeveloped or sold.  In these cases, the Company prepares an undiscounted cash flow analysis reflecting the probability of a shortened holding period.
c.	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator
A relatively low occupancy rate does not, by itself, indicate a significant adverse change in legal factors. The business climate is addressed in paragraph a. above.
d.	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)
A relatively low occupancy rate has no bearing on this impairment indicator.
e.	A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with a long-lives asset (asset group)
A relatively low occupancy rate does not, by itself, indicate an operating or cash flow loss combined with a history of operating or cash flow losses or forecast that demonstrates continuing losses.  A property with a relatively low occupancy rate may still have positive operating income and cash flow.  While there is often a correlation between occupancy rates and operating income, it is not absolute and often depends on the property's age, carrying value and rents being charged to other major tenants.  For example, a property may have a lease expiration resulting in a

Securities and Exchange Commission
August 29, 2014

relatively low occupancy rate at a point in time, but still have year-to-date positive operating income and cash flow.  As indicated above, per Company policy, an occupancy rate below 60% does prompt the Company to consider whether or not market conditions are expected to result in re-tenanting the vacant space in the near term, which may or may not then result in the determination of the existence of an impairment indicator.
The Company prepares an undiscounted cash flow analysis for properties with current-period negative net operating income or cash flow combined with a history of operating or cash flow losses or a forecast that demonstrates continuing losses.
f.	A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life
A relatively low occupancy rate is not, by itself, indicative of a current expectation that a property will be sold or otherwise disposed of.  See also paragraph b. above.
The Company tests a long-lived asset (asset group) for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable in accordance with ASC 360-10-35-21.  Certain properties with occupancy rates below 50% at April 30, 2013 were evaluated for the existence of an impairment indicator, but the Company concluded no such impairment indicator existed.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at 952-401-4802 with any questions or comments with respect to the foregoing.  Thank you.
Sincerely,

/s/ Karin M. Wentz
Karin M. Wentz Associate General Counsel